SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

North American Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

657193207

(CUSIP Number)

Bruce Leadbetter
Sponsor Investments, LLC
Two Lincoln Center
5420 LBJ Freeway, Suite 1450
Dallas, Texas 75240
(972) 490-2340

with a copy to:

Richard S. Meller	Heather Kreager
Latham & Watkins LLP	Herakles Investments, Inc.
233 South Wacker Drive, Suite 5800	5949 Sherry Lane, Suite 1900
Chicago, Illinois 60606	Dallas, Texas 75225
(312) 876-7700	(214) 210-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Sponsor Investments, LLC		I.R.S. Identification Nos. of above persons (entities only): 02-0681770

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 57,311,184 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 13,096,995 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,311,184 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 43.3% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Herakles Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only): 37-1461244

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 57,311,184 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 49,761,183 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,311,184 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 43.3% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Astraea Investment Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2387896

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 6,050,000 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,050,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 7.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Opus 5949 LLC		I.R.S. Identification Nos. of above persons (entities only): 20-0154162

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,541,822 (See Item 5)

		8.	Shared Voting Power: 0 (See Item 5)

		9.	Sole Dispositive Power: 4,541,822 (See Item 5)

		10.	Shared Dispositive Power: 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,541,822 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Item 5)

13.	Percent of Class Represented by Amount in Row (11): 6.1% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Otter, Inc.		I.R.S. Identification Nos. of above persons (entities only): 73-1186819

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100 (See Item 5)

		8.	Shared Voting Power: 0 (See Item 5)

		9.	Sole Dispositive Power: 100 (See Item 5)

		10.	Shared Dispositive Power: 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Item 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Sammons VPC, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-2732541

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 4,541,822 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 4,541,822 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,541,822 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 6.1% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Sammons Distribution Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-2738314

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 4,541,822 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 4,541,822 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,541,822 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 6.1% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Consolidated Investment Services, Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0214301

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 61,853,106 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 17,692,917 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,853,106 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 46.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Sammons Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-6027423

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 61,853,106 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 17,692,917 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,853,106 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 46.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Charles A. Sammons 1987 Charitable Remainder Trust Number Two		I.R.S. Identification Nos. of above persons (entities only): 75-2182631

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 61,853,106 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 17,692,917 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,853,106 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 46.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Astraea Investment and Management Services Company		I.R.S. Identification Nos. of above persons (entities only): 36-3763672

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 6,050,000 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,050,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 7.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Bruce Leadbetter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 0 (See Items 4 and 5)

		10.	Shared Dispositive Power: 6,050,000 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,050,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 7.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Paul Pottinger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 37,963 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,963 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Christopher Bancroft		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 150,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Michael Jordan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 150,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: John M. Pigott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 75,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: General Goh Yong Siang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 300,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Pat Long		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 600,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Charles Jarvie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 150,000 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: David Pasahow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Items 4 and 5)

		8.	Shared Voting Power: 0 (See Items 4 and 5)

		9.	Sole Dispositive Power: 18,519 (See Items 4 and 5)

		10.	Shared Dispositive Power: 0 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,519 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ (See Items 4 and 5)

13.	Percent of Class Represented by Amount in Row (11): Less than 1% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

     This statement (this “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060 (the “Company”).

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Act of 1934, as amended (the “Exchange Act”) by Sponsor Investments, LLC (“Sponsor”), Herakles Investments, Inc. (“Herakles”), Astraea Investment Management, L.P. (“Astraea”), Opus 5949 LLC (“Opus”), Otter, Inc. (“Otter”), Sammons VPC, Inc. (“Sammons VPC”), Sammons Distribution Holdings, Inc. (“Sammons Distribution”), Consolidated Investment Services, Inc. (“CISI”), Sammons Enterprises, Inc. (“Sammons”), Charles A. Sammons 1987 Charitable Remainder Trust Number Two (the “Sammons Trust”), Astraea Investment and Management Services Company (“AIMSC”), Bruce Leadbetter, Paul Pottinger, Christopher Bancroft, Michael Jordan, John M. Pigott, Goh Yong Siang, Pat Long, Charles Jarvie, and David Pasahow (collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of the Common Stock held by each other Reporting Person.

(a) — (c), (f)

     Sponsor is a Texas limited liability company formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Sponsor is Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240. The managing member of Sponsor is Herakles. Astraea is also a member. Set forth on Schedule I hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of Sponsor.

     Herakles is a Delaware corporation formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Herakles is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Set forth on Schedule II hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of Herakles. Herakles is a wholly-owned subsidiary of CISI.

     CISI is a Nevada corporation, formed as a holding company. The address of the principal business and principal offices of CISI is One Midland Plaza, Sioux Falls, South Dakota 57193. Set forth on Schedule III hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of CISI. CISI is a wholly-owned subsidiary of Sammons.

     Sammons is a Delaware corporation formed as a holding company. The address of the principal business and principal offices of Sammons is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Set forth on Schedule IV hereto and incorporated herein by reference is the name, business address, and principal occupation and employment of each executive officer and director of Sammons. Sammons is controlled by the Sammons Trust.

     Sammons Trust is a charitable trust formed in the state of Texas. The address and principal business and principal offices of the Sammons Trust is 5949 Sherry Lane, Suite 1900, Dallas, Texas, 75225. The Sammons Trust is controlled by Elaine D. Sammons and Robert W. Korba who serve as co-trustees. Each of Ms. Sammons and Mr. Korba is a United States Citizen whose business address is the same as the Sammons Trust. Each of Ms. Sammons’ and Mr. Korba’s principal occupation is a business executive.

     Astraea is a Delaware limited partnership formed as a holding company whose principal offices are located at the same address as Sponsor. The general partner of Astraea is AIMSC, a Delaware corporation, whose principal offices are the same as Sponsor. AIMSC is wholly-owned by Bruce Leadbetter. Set forth on Schedule V hereto and incorporated herein by reference is the name, business address, and principal occupation and employment of each executive officer and director of AIMSC.

     Bruce Leadbetter is a United States citizen whose business address is the same as Sponsor. Mr. Leadbetter’s principal occupation is Chief Executive Officer of Sponsor and partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor.

     Opus is a Texas limited liability company formed to make investments through acquiring, holding or disposing of securities or otherwise. Opus’ principal offices are located at 5949 Sherry Lane, Suite 1900, Dallas, Texas, 75225. Set forth on Schedule VI hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of Opus. Bruce Leadbetter is a member of Opus. The managing member of Opus is Sammons VPC.

     Sammons VPC is a Delaware corporation formed as a holding company. The address of the principal business and principal offices of Sammons VPC is the same as Opus. Set forth on Schedule VII hereto and incorporated herein by reference is the name, business address, and principal occupation and employment of each executive officer and director of Sammons VPC. Sammons VPC is a wholly-owned subsidiary of Sammons Distribution.

     Sammons Distribution is a Delaware corporation formed as a holding company. The address of the principal business and principal offices of Sammons Distribution is the same as Opus. Set forth on Schedule VIII hereto and incorporated herein by reference is the name, business address, and principal occupation and employment of each executive officer and director of Sammons Distribution. Sammons Distribution is a wholly-owned subsidiary of CISI.

     Otter is an Oklahoma corporation formed as holding company whose principal offices are located at 5949 Sherry Lane, Suite 1900, Dallas, Texas, 75225. Set forth on Schedule IX hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of Otter. Otter is a wholly-owned subsidiary of CISI.

     Paul Pottinger is a United States citizen whose business address is the same as Sponsor. Mr. Pottinger’s principal occupation is Vice President of Sponsor.

     Christopher Bancroft is a United States citizen whose business address is the same as Sponsor. Mr. Bancroft’s principal occupation is a private investor and partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor.

     Michael Jordan is a United States citizen whose business address is the same as Sponsor. Mr. Jordan’s principal occupation is Chief Executive Officer of Electronic Data Systems Corp. (“EDS”), a Delaware corporation, whose principal business and offices are located at 5400 Legacy Drive, Plano, Texas 75024. EDS is a provider of business and technology solutions.

     John M. Pigott is a United States citizen whose business address is the same as Sponsor. Mr. Pigott’s principal occupation is a private investor and a partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor.

     General Goh Yong Siang is a citizen of Singapore whose business address is the same as Sponsor. General Goh’s principal occupation is partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor. General Goh serves as a Director of the Company and Vice President of Sponsor.

     Pat Long is a United States citizen whose business address is the same as Sponsor. Mr. Long’s principal occupation is an attorney and partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor.

     Charles Jarvie is a United States citizen whose business address is the same as Sponsor. Mr. Jarvie’s principal occupation is a private investor and partner of Beta Capital Group, LLC, a Texas limited liability company, formed as a private investment group whose principal office is located at the same address as Sponsor.

     David Pasahow is a United States citizen whose business address is the same as Sponsor. Mr. Pasahow’s principal occupation is a consultant and private investor.

(d) and (e)

     During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 22, 2004, pursuant to the Exchange Agreement (the “Exchange Agreement”), dated November 8, 2004, by and among the Company, Avalanche Resources, Ltd., Kevin C. Maddox and Sponsor, Sponsor exchanged its Class B membership interests (the “Class B Interests”) of TieTek LLC (“TieTek”), a wholly-owned subsidiary of the Company, including an option to acquire up to 499 Class A membership interests of TieTek (the “Class A Option”), which was granted to Sponsor under the Regulations of TieTek for 43,114 shares of Series CC convertible preferred stock (the “Exchange Series CC”) and warrants to purchase 9,158 shares of Series CC convertible preferred stock (the “Warrant,” and together with the Exchange Series CC, the “Exchange Shares”). The Exchange Series CC are convertible into approximately 39,920,374 shares of Common Stock and the Warrants are convertible upon exercise into approximately 8,479,630 shares of Common Stock. No funds were borrowed by Sponsor to acquire any Exchange Shares.

     Immediately following the consummation of the Exchange Agreement, Sponsor distributed to its members, Herakles and Astraea, 36,105 and 5,389 shares of Series CC Preferred Stock, respectively and Warrants to purchase 3,434 and 1,145 shares of Series CC convertible preferred stock, respectively (the “Sponsor Distribution”). Contemporaneously with the Sponsor Distribution, Sponsor assigned to Crestview Capital Master (“Crestview”), LLC and Big Bend XI Investments, Ltd. (“Big Bend”) Warrants to purchase 2,290 and 2,289 shares of Series CC Preferred Stock, respectively. Sponsor also sold 1,620 shares of Series CC Preferred Stock in a private transaction to Messrs Pottinger, Bancroft, Jordan, Pigott, Siang, Long, David Kellogg, Jarvie, and Pasahow (the “Sponsor Purchasers”) pursuant to the Series CC Convertible Preferred Stock Purchase Agreement, dated as of February 22, 2005, by and among Sponsor and the Sponsor Purchasers, at a purchase price of $0.08 per share as converted, which was paid by the Sponsor Purchasers with personal funds.

     On July 7, 2005, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Sponsor, Toibb Investment LLC (“Toibb Investment”), Michael Toibb (“Toibb”), Scott M. and Cheryl L. Hergott Living Trust (“Hergott”), Crestview, Midsummer Investment Ltd. (“Midsummer”), and Islandia, LP (“Islandia”, and, together with Sponsor, Toibb Investment, Toibb, Hergott, Crestview and Midsummer, collectively referred to as the “Purchasers”) in which the Company agreed to issue to the Purchasers $5,000,000 in the aggregate principal amount of 7% Convertible Debentures due July 7, 2006 (“2006 Debentures”) and three-year warrants (“2008 Warrants”) to purchase up to an aggregate amount of 5,554,438 shares of Common Stock at $0.24 per share. The 2006 Debentures are convertible into approximately 22,727,273 shares of Common Stock. The Company issued to Sponsor a 2006 Debenture in the original principal amount of $2,325,000 and a 2008 Warrant to purchase up to 2,582,813.50 shares of Common Stock. No funds were borrowed by Sponsor to acquire the 2006 Debenture or the 2008 Warrant.

     The Company, TieTek and TieTek Technologies, Inc. (“TTT”), are parties to a Construction Loan Agreement, dated February 4, 2004, as amended, with Opus (the “Construction Loan”), under which $15,022,115.68 in principal and interest was outstanding as of July 7, 2005. On May 9, 2005, TieTek executed a promissory note to Opus in the amount of $407,944.45 (the “April Note”), representing the interest payment originally due under the Construction Loan on April 1, 2005. On July 7, 2005, the Company, TieTek, TTT and Opus entered into the Limited Waiver and First Amendment to Construction Loan Agreement (“Forbearance Agreement”), pursuant to which the Company agreed to issue 4,541,822 shares of its Common Stock to Opus in payment of all of the principal owing on the April Note in the amount of $407,944.45 and $614,171.23 in interest owing under the April Note and the Construction Loan. The shares of Common Stock issued to Opus were valued at $0.225045 per share, equal to the average trading value of the Common Stock on the twenty trading days prior to July 7, 2005.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition the Reporting Persons have entered into certain agreements as described below.

     Pursuant to the Voting Agreement (“Voting Agreement”), dated as of February 22, 2005, by and among Sponsor, Herakles, Astraea and the Sponsor Purchasers, each of Herakles, Astraea and the Sponsor Purchasers granted Sponsor an irrevocable proxy to vote their respective shares of the Company’s voting stock on all matters, but retained sole dispositive power. Each Reporting Person’s obligation under the Voting Agreement terminates upon the earlier of February 22, 2015 or the sale by such party of the shares of the Company’s voting stock subject to the Voting Agreement.

     The Stockholders Agreement, dated February 22, 2005, by and among Sponsor, Big Bend, Crestview, HLT FFT, LLC (“HLT”), Midsummer, Islandia, and Richard Kiphart (“Kiphart”) terminated on May 31, 2005.

     The Reporting Persons routinely monitor the performance of their investments in the Company. The Reporting Persons intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. From time to time, the Reporting Persons may identify and seek to nominate one or more persons for election to the Company’s board of directors and solicit consents or proxies to remove one or more members of the Company’s board of directors and elect such nominees, which may constitute a majority of the board or greater, to the Company’s board of directors.

     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

     As of the date hereof, the Reporting Persons beneficially own an aggregate of 61,853,106 shares of Common Stock, representing approximately 46.8% of the outstanding shares of Common Stock based upon 70,401,939 shares of Common Stock reported by the Company to be outstanding as of April 1, 2005 plus the 4,541,822 shares of Common Stock issued to Opus in connection with the payment of accrued interest under the Construction Loan and the principal and interest due on the April Note as of July 7, 2005.

     As of the date hereof, Sponsor beneficially owns 57,311,184 shares of Common Stock pursuant to: (i) the Securities Purchase Agreement that include a 2006 Debenture in the original principal amount of $2,325,000, convertible into 10,568,182 shares of Common Stock, and a 2008 Warrant to purchase up to 2,582,813.50 shares of Common Stock, and; (ii) the Voting Agreement that includes 43,114 shares of Series CC Convertible Preferred Stock convertible into approximately 39,920,374 shares of Common Stock and warrants to purchase 4,579 shares of

Series CC Convertible Preferred Stock convertible into approximately 4,239,815 shares of Common Stock. The Series CC Convertible Preferred Stock, warrants to purchase shares of Series CC Convertible Preferred Stock, 2006 Debentures and 2008 Warrants that Sponsor beneficially owns contain a limitation, which may be waived by providing the Company with written notice of Sponsor’s intent to waive the provision either prior to its initial issuance or 61 days prior to such conversion or exercise, prohibiting the conversion or exercise thereof, as applicable, to the extent Sponsor (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. On February 18, 2005, Sponsor provided the Company with written notice stating its intention to waive the limitation with respect to the shares of Series CC Convertible Preferred Stock and warrants to purchase shares of Series CC Convertible Preferred Stock (except for those to be distributed to Crestview and Big Bend) to be issued to Sponsor pursuant to the Exchange Agreement. On July 12, 2005 Sponsor provided the Company with written notice stating its intention to waive the limitation with respect to the 2006 Debenture and 2008 Warrant. Thus, Sponsor’s aggregate beneficial ownership of 57,311,184 shares of Common Stock represents 43.3% of the outstanding shares of Common Stock. Pursuant to the Voting Agreement Sponsor does not have the power to dispose of the shares of Common Stock it beneficially owns, but exercises sole voting power over such shares with respect to all matters. By virtue of the relationships described in Item 2, the Sammons Trust controls Sponsor via its subsidiaries CISI, Sammons and Herakles; however, Herakles, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sponsor has beneficial ownership.

     As of the date hereof, Herakles has direct ownership of 36,105 shares of Series CC Convertible Preferred Stock convertible into approximately 33,430,558 shares of Common Stock, as well as warrants to purchase 3,434 shares of Series CC Convertible Preferred Stock convertible into approximately 3,179,630 shares of Common Stock. Herakles’ aggregate ownership of 36,610,188 shares of Common Stock represents 32.8% of the outstanding shares of the Common Stock. Herakles shares dispositive power over these shares of Common Stock with CISI, Sammons and the Sammons Trust. As the managing member of Sponsor, Herakles controls Sponsor’s power to vote the shares Sponsor beneficially owns pursuant to the Securities Purchase Agreement and the Voting Agreement. By virtue of this relationship, Herakles beneficially owns Sponsor’s shares. Therefore, Herakles beneficially owns 57,311,184 shares of Common Stock pursuant to: (i) the Securities Purchase Agreement that include a 2006 Debenture in the original principal amount of $2,325,000, convertible into 10,568,182 shares of Common Stock, and a 2008 Warrant to purchase up to 2,582,813.50 shares of Common Stock; and (ii) the Voting Agreement that includes 43,114 shares of Series CC Convertible Preferred Stock convertible into approximately 39,920,374 shares of Common Stock and warrants to purchase 4,579 shares of Series CC Convertible Preferred Stock convertible into approximately 4,239,815 shares of Common Stock. Herakles’ aggregate beneficial ownership of 57,311,184 shares of Common Stock represents 43.3% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2, the Sammons Trust controls Herakles via its subsidiaries CISI and Sammons and thereby each may be deemed to have indirect beneficial ownership over the shares beneficially owned by Herakles; however, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Herakles has beneficial ownership.

     As of the date hereof, CISI beneficially owns 61,853,106 shares of Common Stock. CISI is the sole stockholder of Herakles, Otter and Sammons Distribution and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Herakles, Otter and Sammons Distribution. As described in this Statement, Herakles beneficially owns 57,311,184 shares of Common Stock; Otter directly owns 100 shares of Common Stock; and Sammons Distribution beneficially owns 4,541,822 shares of Common Stock. CISI’s aggregate beneficial ownership of 61,853,106 shares of Common Stock represents 46.8% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by CISI; however Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which CISI has beneficial ownership.

     As of the date hereof, Sammons beneficially owns 61,853,106 shares of Common Stock. Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by CISI. As described in this Statement, CISI beneficially owns 61,853,106 shares of Common Stock. Sammons’ aggregate beneficial ownership of 61,853,106 shares of Common Stock represents 46.8% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons; however the Sammons Trust disclaims beneficial ownership of the shares of Common Stock to which Sammons has beneficial ownership.

     As of the date hereof, the Sammons Trust beneficially owns 61,853,106 shares of Common Stock. The Sammons Trust is the sole stockholder of Sammons and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons. As described in this Statement, Sammons beneficially owns 61,853,106 shares of Common Stock. The Sammons Trust’s aggregate beneficial ownership of 61,853,106 shares of Common Stock represents 46.8% of the outstanding shares of Common Stock.

     As of the date hereof, Astraea beneficially owns 5,389 shares of Series CC Convertible Preferred Stock convertible into approximately 4,989,815 shares of Common Stock, as well as warrants to purchase 1,145 shares of Series CC Convertible Preferred Stock convertible into approximately 1,060,185 shares of Common Stock. Astraea’s aggregate ownership of approximately 6,050,000 shares of Common Stock represents 7.5% of the outstanding shares of the Common Stock. Astraea has shared dispositive power over these shares of Common Stock with AIMSC and Mr. Leadbetter. Astraea does not have any voting power over its Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor. By virtue of the relationships described in Item 2 of this Statement, AIMSC and Mr. Leadbetter may be deemed to have indirect beneficial ownership of Astraea’s shares; however, AIMSC and Mr. Leadbetter disclaim beneficial ownership of the shares of Common Stock beneficially owned by Astraea.

     As of the date hereof, AIMSC beneficially owns 6,050,000 shares of Common Stock. AIMSC is the general partner of Astraea and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Astraea. As described in this Statement, Astraea beneficially owns 6,050,000 shares of Common Stock. AIMSC’s aggregate beneficial ownership of 6,050,000 shares of Common Stock represents 7.5% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Mr. Leadbetter may be deemed to have indirect beneficial ownership over the shares beneficially owned by AIMSC; however Mr. Leadbetter disclaims beneficial ownership of the shares of Common Stock to which AIMSC has beneficial ownership.

     As of the date hereof, Bruce Leadbetter beneficially owns 6,050,000 shares of Common Stock. Mr. Leadbetter is the sole stockholder of AIMSC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by AIMSC. As described in this Statement, AIMSC beneficially owns 6,050,000 shares of Common Stock. Mr. Leadbetter’s aggregate beneficial ownership of 6,050,000 shares of Common Stock represents 7.5% of the outstanding shares of Common Stock.

     As of the date hereof, Opus directly owns 4,541,822 shares of Common Stock pursuant to the payments made on the Construction Loan interest and the principal and interest on the April Note due as of July 7, 2005. Opus has shared voting and shared dispositive power over these shares of Common Stock with Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust. Opus’ aggregate ownership of approximately 4,541,822 shares of Common Stock represents 6.1% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2 of this Statement, Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership of Opus’s shares; however, Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock beneficially owned by Opus.

     As of the date hereof, Sammons VPC beneficially owns 4,541,822 shares of Common Stock. Sammons VPC is the managing member of Opus and may be deemed to share voting and dispositive power with respect to the Common Stock directly owned by Opus. As described in this Statement, Opus directly owns 4,541,822 shares of Common Stock. Sammons VPC’s beneficial ownership of 4,541,822 shares of Common Stock represents 6.1% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons Distribution, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons VPC; however each of CISI, Sammons Distribution, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which CISI has beneficial ownership.

     As of the date hereof, Sammons Distribution beneficially owns 4,541,822 shares of Common Stock. Sammons Distribution is the sole stockholder of Sammons VPC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons VPC. As described in this Statement, Sammons VPC beneficially owns 4,541,822 shares of Common Stock. Sammons Distribution’s beneficial ownership of 4,541,822 shares of Common Stock represents 6.1% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons Distribution; however each of CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sammons Distribution has beneficial ownership.

     As of the date hereof, Otter directly owns 100 shares of Common Stock purchased in the open market. Otter has shared voting power and shared dispositive power over these shares of Common Stock with CISI, Sammons and the Sammons Trust. Otter’s aggregate ownership of 100 shares of Common Stock represents less than 1% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2 of this Statement, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership of

Otter’s shares, however CISI, Sammons and the Sammons Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by Otter.

     As of the date hereof, Paul Pottinger beneficially owns an aggregate of 41 shares of Series CC Convertible Preferred Stock convertible into 37,963 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pottinger has sole dispositive power over these shares of Common Stock. Mr. Pottinger does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, Christopher Bancroft beneficially owns an aggregate of 162 shares of Series CC Convertible Preferred Stock convertible into 150,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Bancroft has sole dispositive power over these shares of Common Stock. Mr. Bancroft does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, Michael Jordan beneficially owns an aggregate of 162 shares of Series CC Convertible Preferred Stock convertible into 150,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Jordan has sole dispositive power over these shares of Common Stock. Mr. Jordan does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, John M. Pigott beneficially owns an aggregate of 81 shares of Series CC Convertible Preferred Stock convertible into 75,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pigott has sole dispositive power over these shares of Common Stock. Mr. Pigott does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, General Goh Yong Siang beneficially owns an aggregate of 324 shares of Series CC Convertible Preferred Stock convertible into 300,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. General Goh has sole dispositive power over these shares of Common Stock. General Goh does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, Pat Long beneficially owns an aggregate of 648 shares of Series CC Convertible Preferred Stock convertible into 600,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Long has sole dispositive power over these shares of Common Stock. Mr. Long does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, Charles Jarvie beneficially owns an aggregate of 162 shares of Series CC Convertible Preferred Stock convertible into 150,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Jarvie has sole dispositive power over these shares of Common Stock. Mr. Jarvie does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     As of the date hereof, David Pasahow beneficially owns an aggregate of 20 shares of Series CC Convertible Preferred Stock convertible into 18,519 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pasahow has sole dispositive power over these shares of Common Stock. Mr. Pasahow does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

     By virtue of the relationships described herein the Reporting Persons may be deemed to be a group, thereby each Reporting Person may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Each Reporting Person disclaims beneficial ownership of the Common Stock held by each other Reporting Person. Thus, each Reporting Person has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c)

     The transactions described above under Items 3 and 4 are incorporated herein by reference.

     No open market purchases on the Nasdaq National Market, or any other market or exchange on which the Common Stock is listed or quoted for trading, of Company securities have occurred within the last sixty days by the specified Reporting Persons.

(d) and (e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Company entered into an Amended and Restated Registration Rights Agreement, dated as of July 7, 2005 (“Registration Agreement”), by and among the Company, Sponsor, Herakles, Astraea, the Sponsor Purchasers, Big Bend, Crestview, HLT, Midsummer, Islandia, Rooster LP, Toibb Investment, Toibb, Hergott and Kiphart, (collectively, the “Participating Stockholders”). Under the Registration Agreement, the Company is obligated, at its own expense, to register for sale with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) the Common Stock of the Company held or acquired by any of the Participating Stockholders. The Participating Stockholders have the right to make six “long-form” demands for registration, unlimited “short-form” demands for registration and unlimited “piggyback” registration rights.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Power of Attorney.

2.	Joint Filing Agreement, dated July 22, 2005.

3.	Exchange Agreement, dated as of November 8, 2004, by and among North American Technologies Group, Inc., Avalanche Resources, Ltd., Kevin C. Maddox and Sponsor Investments, LLC, incorporated by reference to Exhibit 10.17 to Form 10-QSB filed by North American Technologies Group, Inc., with the SEC for the quarter ended September 30, 2004.

4.	Voting Agreement, dated as of February 22, 2005, by and among Sponsor Investments, LLC, Herakles Investments, Inc., Astraea Investment Management, L.P., Paul Pottinger, Christopher Bancroft, Michael Jordan, John M. Pigott, Goh Yong Siang, Pat Long, David Kellogg, Charles Jarvie, and David Pasahow, incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with respect to North American Technologies Group, Inc., with the SEC on March 3, 2005.

5.	Series CC Convertible Preferred Stock Purchase Agreement, dated as of February 22, 2005, by and among Sponsor Investments, LLC and the purchasers named therein, incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with respect to North American Technologies Group, Inc., with the SEC on March 3, 2005.

6.	Securities Purchase Agreement, dated as of July 7, 2005, by and among Sponsor Investments, LLC, Crestview Capital Master, LLC, Midsummer Investment Ltd., Islandia, LP, Toibb Investment LLC, Michael Toibb and Scott M. and Cheryl L. Hergott Living Trust, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by North American Technologies Group Inc. with the SEC on July 13, 2005.

7.	Form of 7% Convertible Debenture, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by North American Technologies Group Inc. with the SEC on July 13, 2005.

8.	Form of Warrant, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by North American Technologies Group Inc. with the SEC on July 13, 2005.

9.	Limited Waiver and First Amendment to Construction Loan Agreement, dated as of July 7, 2005, by and among Tietek LLC, North American Technologies Group, Inc., Tietek Technologies, Inc., and Opus 5949 LLC, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by North American Technologies Group Inc. with the SEC on July 13, 2005.

10.	Amended and Restated Registration Rights Agreement, dated as of July 7, 2005, by and among, North American Technologies Group, Inc., and the stockholders listed therein, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by North American Technologies Group Inc. with the SEC on July 13, 2005.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2005

SPONSOR INVESTMENTS, LLC
By: Herakles Investments, Inc., Managing Member

By:	/s/ Heather Kreager

Name:	Heather Kreager
Title:	Vice President

HERAKLES INVESTMENTS, INC.

By:	/s/ Heather Kreager

Name:	Heather Kreager
Title:	Vice President

ASTRAEA INVESTMENT MANAGEMENT, L.P.
By: Astraea Investment and Management Services Company, General Partner

By:	/s/ Bruce Leadbetter

Name:	Bruce Leadbetter
Title:	President

OPUS 5949 LLC
By: Sammons VPC, Inc., Managing Member

By:	/s/ Joe A. Ethridge

Name:	Joe A. Ethridge
Title:	Vice President

OTTER, INC.

By:	/s/ Heather Kreager

Name:	Heather Kreager
Title:	Vice President

SAMMONS VPC, INC.

By: /s/ Heather Kreager

Name: Heather Kreager
Title: Vice President

SAMMONS DISTRIBUTION HOLDINGS, INC.

By: /s/ Heather Kreager

Name: Heather Kreager
Title: Vice President

CONSOLIDATED INVESTMENT SERVICES, INC.

By: /s/ Heather Kreager

Name: Heather Kreager
Title: Vice President

SAMMONS ENTERPRISES, INC.

By: /s/ Robert W. Korba

Name: Robert W. Korba
Title: President

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST NUMBER TWO

By: /s/ Robert W. Korba

Name: Robert W. Korba
Title: Co-Trustee

ASTRAEA INVESTMENT AND MANAGEMENT SERVICES COMPANY

By: /s/ Bruce Leadbetter

Name: Bruce Leadbetter
Title: President

BRUCE LEADBETTER

By: /s/ Bruce Leadbetter

Name: Bruce Leadbetter
Title:

PAUL POTTINGER

By:	/s/ Paul Pottinger

Name:	Paul Pottinger
Title:

CHRISTOPHER BANCROFT

By:	/s/ Christopher Bancroft

Name:	Christopher Bancroft
Title:

MICHAEL JORDAN

By:	/s/ Michael Jordan

Name:	Michael Jordan
Title:

JOHN M. PIGOTT

By:	/s/ John M. Pigott

Name:	John M. Pigott
Title:

GOH YONG SIANG

By:	/s/ Goh Yong Siang

Name:	Goh Yong Siang
Title:

PAT LONG

By:	/s/ Pat Long

Name:	Pat Long
Title:

CHARLES JARVIE

By:	/s/ Charles Jarvie

Name:	Charles Jarvie
Title:

DAVID PASAHOW

By:	/s/ David Pasahow

Name:	David Pasahow
Title:

     The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons is filed as Exhibit 1 to this Schedule 13D

Schedule I

Directors and Officers of Sponsor

Name and Position	Principal Occupation	Principal Business Address

Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Bruce Leadbetter, Chief	Business Executive	Two Lincoln Centre, 5420
Executive Officer		LBJ Freeway, Suite 1450,
Dallas, Texas 75240
Paul Pottinger, Executive Vice	Business Executive	Two Lincoln Centre, 5420
President		LBJ Freeway, Suite 1450,
Dallas, Texas 75240
General Goh Yong Siang,	Business Executive	Two Lincoln Centre, 5420
Vice President and		LBJ Freeway, Suite 1450
Director		Dallas, Texas 75240
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary

Schedule II

Directors and Officers of Herakles

Name and Position	Principal Occupation	Principal Business Address

Robert W. Korba, President	Business Executive	5949 Sherry Ln. #1900
and Director		Dallas, TX 75225
Joseph A. Ethridge, Sr. VP-	Chief Financial Officer	5949 Sherry Ln. #1900
Finance and Treasurer		Dallas, TX 75225
Robert S. Kendall, Vice	Business Executive	5949 Sherry Ln. #1900
President		Dallas, TX 75225
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary

Schedule III

Directors and Officers of Consolidated Investment Services, Inc.

Name and Position	Principal Occupation	Principal Business Address

Michael M. Masterson,	Insurance Executive	525 West Van Buren
President and Director		Chicago, IL 60607
Stephen P. Horvat, Jr., Vice	Attorney	525 West Van Buren
President and Director		Chicago, IL 60607
Thomas M. Meyer, Vice	Financial Officer	One Midland Plaza
President		Sioux Falls, SD 57193
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary
John J. Craig, Treasurer	Insurance Executive	525 West Van Buren
Chicago, IL 60607

Schedule IV

Directors and Officers of Sammons Enterprises, Inc.

Name and Position	Principal Occupation	Principal Business Address

Elaine D. Sammons, Director	Business Executive	5949 Sherry Ln. #1900
and Chairman of the Board		Dallas, TX 75225
Robert W. Korba, President	Business Executive	5949 Sherry Ln. #1900
and Director		Dallas, TX 75225
Joseph A. Ethridge, Sr. VP-	Chief Financial Officer	5949 Sherry Ln. #1900
Finance and Treasurer		Dallas, TX 75225
Robert S. Kendall, Vice	Business Executive	5949 Sherry Ln. #1900
President		Dallas, TX 75225
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary
Pamela Doeppe, Vice	Tax Executive	5949 Sherry Ln. #1900
President		Dallas, TX 75225
Joe Zimmerman, Vice	Business Executive	5949 Sherry Ln. #1900
President		Dallas, TX 75225
Mary Anne Cree, Director	Business Executive	3811 Turtle Creek Blvd.
Dallas, TX 75219
Vester T. Hughes, Director	Attorney	1717 Main Street
Dallas, TX 75201
David E. Sams, Jr.	Insurance Consultant	5949 Sherry Ln. #1900
Dallas, TX 75225

Schedule V

Directors and Officers of Astraea Investment and Management Services Company

Name and Position	Principal Occupation	Principal Business Address

Bruce Leadbetter, President	Chief Executive Officer of	5949 Sherry Lane, Suite 1900,
and Sole Director	Sponsor Investments, LLC	Dallas, Texas 75225
and a Partner of Beta Capital
Group, LLC
Barbara Fahey, Secretary	Business Executive	5949 Sherry Lane, Suite
1900, Dallas, Texas 75225

Schedule VI

Directors and Officers of Opus 5949 LLC.

Name and Position	Principal Occupation	Principal Business Address

Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900
of the Board of Governors		Dallas, TX 75225
Joseph A. Ethridge, Governor	Chief Financial Officer	5949 Sherry Ln. #1900
Dallas, TX 75225
Joe Zimmerman, Governor	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Bruce Leadbetter, Chief	Business Executive	Two Lincoln Centre, 5420
Executive Officer		LBJ Freeway, Suite 1450,

Dallas, Texas 75240
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary

Schedule VII

Directors and Officers of Sammons VPC, Inc.

Name and Position	Principal Occupation	Principal Business Address

Robert W. Korba, Director	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Mark T. Jamieson, Director	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Joe Zimmerman, President	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Joseph A. Ethridge, Vice	Chief Financial Officer	5949 Sherry Ln. #1900
President and Treasurer		Dallas, TX 75225
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary

Schedule VIII

Directors and Officers of Sammons Distribution Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address

Mark T. Jamieson, Director	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Joe Zimmerman, President	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Joseph A. Ethridge, Director,	Chief Financial Officer	5949 Sherry Ln. #1900
Vice President and Treasurer		Dallas, TX 75225
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary

Schedule IX

Directors and Officers of Otter, Inc.

Name and Position	Principal Occupation	Principal Business Address

Mark T. Jamieson, Director	Business Executive	5949 Sherry Ln. #1900
Dallas, TX 75225
Joe Zimmerman, President	Business Executive	5949 Sherry Ln. #1900
and Director		Dallas, TX 75225
Joseph A. Ethridge, Vice-	Chief Financial Officer	5949 Sherry Ln. #1900
President, Treasurer and		Dallas, TX 75225
Director
Heather Kreager, Vice	Attorney	5949 Sherry Ln. #1900
President, General Counsel		Dallas, TX 75225
and Secretary
Susan Garza, Assistant	Assistant Secretary	5949 Sherry Ln. #1900
Secretary		Dallas, TX 75225

EXHIBIT INDEX

1.	Power of Attorney.

2.	Joint Filing Agreement, dated July 22, 2005.